SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the news article entitled “Aliens control PLDT (60% foreign ownership violates Constitution)” published in the September 13, 2006 issue of Malaya.	18

Exhibit 1

September 14, 2006

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of our letter dated September 14, 2006 to the Philippine Stock Exchange, Inc. regarding the news article entitled ”Aliens control PLDT (60% foreign ownership violates Constitution)” published in the

September 13, 2006 issue of Malaya.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  September 14, 2006

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553; 816-8556

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11.             Item 9 – Other Events

Attached hereto is a copy of our letter to the Philippine Stock Exchange, Inc. (“PSE”) dated September 14, 2006 in connection with the news article entitled ”Aliens control PLDT (60% foreign ownership violates Constitution)” published in the

September 13, 2006 issue of Malaya, together with the letter of our external counsel which sets forth PLDT’s response to the various issues raised in the columns of Mr. Amado Macasaet over the past few weeks.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: September 14, 2006

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Exhibit 1

September 14, 2006

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

We refer to your letter dated September 13, 2006 requesting for confirmation of the information contained in the news article entitled ”Aliens control PLDT (60% foreign ownership violates Constitution)” published in the

September 13, 2006 issue of Malaya, as quoted below:

Page 4 of 18
“By their own admissions, foreign investors are violating, with obvious impunity, the Constitution and the law by having more than 60 percent control of Philippine Long Distance Telephone Co., a public utility where foreign equity is not allowed to exceed 40 percent. In submissions to the New York Stock Exchange where PLDT and its major foreign investor, First Pacific, are listed, the investments of PCD Nominees Corp., presumed to be an arm of First Pacific registered in Bermuda, are stated at 31.23 percent. Together with JP Morgan Hong Kong Nominees Corp. (Hong Kong) with an investment of 16.37 percent, NTT Communications Corp. (Japanese), with 6.91 percent and NTT Docomo (Japanese), with 6.91 percent, the total foreign holdings of common shares in PLDT come up to 60.4 percent. These submissions are not identical to disclosures made to the Philippine Stock Exchange where PLDT is also listed. In the company profile submitted to the NYSE, PCD Nominees Corp. with 31.23 percent, is described as foreign. The same company with identical equity is described as ‘various’ in submissions to the PSE. The number of PLDT board seats was recently increased from 9 to 13. NTT has been allowed to nominate two seats. First Pacific is entitled to six or a total of eight members nominated by foreign stockholders. This is equivalent to 60 percent of the board seats and identical to the extent of foreign holdings. Based on intertwined relationships of First Pacific, an Indonesian company operating out of Hong Kong and registered in Bermuda. x x x”

Exhibit 1

We categorically deny that foreign ownership of PLDT’s capital exceeds the constitutional limit of 40 percent and that foreigners control the Board of PLDT.

Foreign ownership of PLDT’s capital has always been and remains to be below 40 percent and foreign representation in the Board of PLDT is in proportion to the percentage of foreign ownership of PLDT’s capital. As of August 31, 2006, only 122,693,774 shares or 13.7% of the 896,294,802 total subscribed shares of PLDT were owned by foreigners, with two foreign representations in the Board of PLDT.

PLDT abides with its avowed principle to comply with all laws, rules and regulations applicable to us, and vehemently rejects the unfounded and erroneous allegations in the abovementioned news article.

Attached is the letter of our external counsel which sets forth PLDT’s response to the various issues raised in the columns of Mr. Amado Macasaet over the past few weeks.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Enc.

Exhibit 1

September 13, 2006

Mr. Amado P. Macasaet

c/o 371 Bonifacio Drive

Port Area, Manila

Dear Mr. Macasaet:

Our client, the Philippine Long Distance Telephone Company (“PLDT”), requested us to respond to issues raised in your columns over the past few weeks regarding the ownership of PLDT. At the outset, we should point out that these issues result from a misapprehension of both the facts and of the applicable laws and that they have been raised before. PLDT has already responded to those issues to show that it and its shareholders are in full compliance with all applicable legal requirements; however, since you revisit these issues, we shall address them yet again.

The principal issues you have raised pertain to: (a) PLDT’s 1999 acquisition of Smart Communications, Inc. (“Smart”) as its wholly owned subsidiary from the latter’s erstwhile shareholders and (b) PLDT’s compliance with the 60% Filipino shareholding requirement imposed by the Constitution on public utilities.

As regards the first issue, PLDT’s Board of Directors and shareholders made their decision to acquire Smart, an extremely profitable company, and approved the manner of acquiring it, as a wholly-owned subsidiary, with full knowledge of all the facts and considerations relating to, and in accordance with all of the legal requirements for making, the acquisition. PLDT’s Board and shareholders clearly understood and accepted that because they wanted PLDT to acquire Smart without paying cash for its shares, but by issuing new PLDT common shares in exchange for the shares of Smart’s erstwhile shareholders, then their (PLDT’s shareholders’) erstwhile proportionate holdings in PLDT would be diluted. But PLDT’s Board and shareholders still approved the acquisition on those terms because they understood that, in exchange, the value of their PLDT shares--whose number would not be reduced--would be greatly enhanced because Smart would end up being a wholly-owned PLDT asset and subsidiary.

At the same time, PLDT’s Board and shareholders approved the issuance and sale of new shares to NTT Communications Corporation (“NTT”), a major Japanese telecommunications company. PLDT’s shareholders approved NTT’s entry as a significant PLDT shareholder through a cash equity infusion because they saw the value of PLDT’s forming an alliance with NTT by NTT’s becoming a strategic investor in PLDT. PLDT’s shareholders waived their pre-emptive rights so that they could implement these transactions.

Page 6 of 18
Smart’s and PLDT’s performance and profitability since these transactions have proven the wisdom of these decisions. In any event, since you have repeatedly raised questions regarding the process followed and disclosures made in connection with the transactions, we now provide you with data to show not only that all the parties to the transaction, but also that relevant government agencies, and the public through them, had all the material facts, and that all applicable laws and regulations were followed, when implementing the transactions. Incidentally, most, if not all of these data are publicly available and would have been readily accessible to you had you chosen to do basic research for your articles before writing them.

Thereafter, we shall address your second issue and demonstrate that the foreign shareholding in PLDT is far lower than the 40% maximum limit imposed by the Constitution on public utilities.

A. The issuance of PLDT common shares to stockholders of Smart and to NTT.

1. PLDT’s stockholders approved the share issuances. On December 10, 1999, stockholders holding more than 70% of PLDT’s common and preferred shares approved, during a special stockholders’ meeting, the issuance of 47,297,436 PLDT common shares as follows:

(a) 35,098,474 PLDT common shares were issued to the erstwhile stockholders of Smart as consideration and in exchange for Smart’s entire issued capital stock. This resulted in Smart’s becoming a wholly owned subsidiary of PLDT. Contrary to statements made in your columns, the shares were not issued to Smart itself but to its shareholders and the proposed transactions also did not involve PLDT’s acquisition of any shares in Metro Pacific Asset Holdings, Inc. (“MPAH”); and

(b) 12,198,462 PLDT common shares were issued to NTT for cash (P14.7 billion).

To be able to issue the foregoing common shares to Smart’s erstwhile stockholders and to NTT, it was necessary for PLDT to increase its authorized capital stock (from P8.5 billion to P9.395 billion) by amending the Seventh Article of its Articles of Incorporation. Stockholders representing more than 71% of PLDT’s common and preferred shares approved the increase in capitalization and its concomitant amendment to the Articles, also at the December 10, 1999 meeting.

These approvals were promptly disclosed to the Securities and Exchange Commission (“SEC”) and the Philippine Stock Exchange (“PSE”) and are a matter of public record.

2. Dilution of PLDT shareholders; First Pacific interests in PLDT disclosed. Principally through the notice of meeting and proxy statement (dated October 22, 1999) that PLDT distributed to all of its stockholders for purposes of and prior to the December 10, 1999 meeting, PLDT categorically advised its stockholders (and the SEC) that the voting interest of the holders of PLDT common stock would be diluted as a result of the issuance of PLDT common shares to Smart’s erstwhile stockholders and to NTT. (As you know, PLDT was also required under SEC regulations to submit the notice of meeting and proxy statement to the SEC, which approved the document prior to its dissemination to PLDT’s stockholders.)

Page 7 of 18
Philippine Telecommunications Investments Corporation (“PTIC”) was among the PLDT shareholders whose holdings were diluted, like the rest of the holders of PLDT common stock, pursuant to the stockholder approvals given at the December 10, 1999 meeting. As of that date PTIC held 21.41% of PLDT’s common stock and 3.24% of PLDT’s total outstanding capital stock (that is, common and preferred shares). After the December 10, 1999 resolutions were implemented, PTIC held approximately 15.4% of PLDT’s common stock and 3.06% of PLDT’s total outstanding capital stock. (As of August 31, 2006, these figures were 13.87% and 2.91%, respectively.)

Reduction of government’s indirect proportionate interests in PLDT. As you must know, Prime Holdings, Inc. (“PHI”) owns 46% of PTIC, and PHI’s PTIC shareholdings were the principal subjects of G.R. No. 149802 and related cases, which the Supreme Court recently resolved in favor of the government. Pursuant to the Supreme Court’s Decision in G.R. No. 149802, it is in this corporation, PHI, that the government owns shares; the government does not own shares in PLDT itself (or in PTIC). At any rate, the reduction in the government’s indirect proportionate interests in PLDT (held through PHI and PTIC) resulting from the approvals given by PLDT stockholders during their December 10, 1999 special meeting was the necessary effect of PLDT’s shareholders, including PTIC, deciding to enhance PLDT’s value by acquiring Smart from its former shareholders in exchange for new shares in PLDT, thereby making Smart a wholly-owned PLDT subsidiary.[1] That decision made by PLDT’s shareholders is binding on PLDT’s entire stockholding body.[2] Moreover, the additional value brought to PLDT shares by PLDT’s acquisition of Smart and the entry of NTT benefits the government as an indirect holder of interests in PLDT through PHI and PTIC.

PLDT further disclosed to its stockholders that upon completion of the proposed transactions, the First Pacific Group’s direct and indirect economic interest in the company’s increased issued common capital stock would go up to approximately 22.8% (from 17.5%), while NTT’s would be approximately 15%.

In this connection, the company’s notice of meeting and proxy statement for the December 10, 1999 meeting also informed PLDT stockholders--and the SEC--that (a) Larouge B.V. (“Larouge”) and MPAH collectively acquired a 52.7% interest in PTIC in November 1998, which had increased to 53.9%; (b) PTIC owned approximately 21.5% of PLDT’s common stock; (c) Larouge was an indirect wholly-owned subsidiary of First Pacific Company Limited (“First Pacific”); and (d) First Pacific also held an indirect economic interest in MPAH.

PLDT’s stockholders had the full benefit of these disclosures before they approved the increase in capital stock and the share issuances to allow for the acquisition of Smart and the entry of NTT.

Page 8 of 18
3. Share issuance to NTT; PLDT stockholders agreed to waiver of pre-emptive rights. Contrary to your misrepresentation, NTT was not accorded any “special treatment” in relation to the issuance to it of PLDT common shares. It is completely untrue that PLDT stockholders were not asked to waive their pre-emptive rights to those shares. On the contrary, the agenda of the December 10, 1999 special PLDT stockholders’ meeting specifically included consideration by PLDT’s stockholders of a further amendment to the Seventh Article of PLDT’s Articles of Incorporation, Subdivision B(4) for them to waive the pre-emptive rights of holders of PLDT common shares to subscribe for any issue of 12,198,462 common shares to NTT (or an NTT subsidiary) for cash.

Stockholders representing more than 70% of PLDT’s common and preferred shares approved the foregoing amendment and the waiver of their pre-emptive rights, also at the December 10, 1999 meeting. Accordingly, the Seventh Article of the Articles has since provided as follows:

***

B. Common Capital Stock

***

4. The ownership of shares of Common Capital Stock shall not entitle the owner thereof to any right (other than such right, if any, as the Board of Directors in its discretion may from time to time grant) to subscribe for or to purchase or to have offered to him for subscription or purchase (a) any issue of shares of any class of preferred stock of the corporation, (b) any issue of up to 12,198,462 shares of common capital stock, for cash, to NTT Communications Corporation (or a subsidiary thereof) as a strategic investor in the Corporation, and (c) any issue of up to 1,289,745 shares of common capital stock pursuant to the Executive Stock Option Plan which was approved by the Board of Directors on April 27, 1999 ***

(Underscoring supplied)

These approvals are also a matter of public record, because they were promptly disclosed to the SEC and the PSE. In fact, PLDT’s Articles are a public document you could--and, in fact, should--have inspected at or obtained from the SEC before making your allegations.

4. PLDT’s acquisition of Smart and issuance of common shares to NTT disclosed to and approved by its stockholders and the relevant regulators. It is also not true, contrary to your misrepresentations, that the issuance of PLDT common shares to Smart’s then-stockholders and to NTT “[was] not *** disclosed to the PSE.” As we have said, these transactions (and their incidents and consequences) were fully disclosed to and approved by not only PLDT’s stockholders, but also the relevant regulators, more specifically:

(a) The SEC, which on March 17, 2000 approved the amendments to PLDT’s Articles (including the increase in the company’s capital stock, which enabled the share issuances to Smart’s shareholders and to NTT and the denial of pre-emptive rights). In addition, PLDT timely submitted to SEC, and the latter approved, the notice and proxy statement and the information statements for the December 10, 1999 special stockholders’ meeting;

Page 9 of 18

(b) The PSE, which approved PLDT’s application to list the common shares issued to Smart’s erstwhile stockholders and to NTT; the newly-issued common shares were approved for listing by the PSE Board of Governors on April 12, 2000 and actually listed on the exchange on April 28, 2000; and

(c) The National Telecommunications Commission (“NTC”), which on December 17, 1999 approved PLDT’s acquisition of Smart’s entire issued capital stock in the proceeding docketed as BMC Case No. 99-283.

In other words, the transactions approved by PLDT’s stockholders on December 10, 1999 likewise received the unqualified imprimatur of no less than three government agencies. All of these approvals are also a matter of public record, which you could have easily verified had you the slightest interest in ascertaining the facts before making your allegations.

(PLDT likewise fully disclosed the transactions to the United States Securities & Exchange Commission and the New York Stock Exchange (“NYSE”) where, as you know, PLDT’s common shares and American Depositary Shares are also listed.)

5. Valuation of the Smart capital stock acquired by PLDT disclosed to PLDT’s stockholders and determined to be fair to PLDT; PLDT’s investment in Smart validated. The notice of meeting and proxy statement disseminated by PLDT for the December 10, 1999 special stockholders’ meeting discussed PLDT’s valuation for the Smart capital stock it proposed to acquire. In particular, the company disclosed that each outstanding share of Smart common stock would be exchanged for 0.01285 PLDT common shares. Consequently, you are wrong to assert that Smart shares were valued higher than PLDT shares in this transaction. Moreover, the investment bank Morgan Stanley Dean Witter, which acted as financial advisor to the Special Committee created by the PLDT Board to evaluate the transaction, issued a September 28, 1999 opinion declaring that ‘the consideration to be paid by PLDT [for Smart’s outstanding capital stock] was fair from a financial point of view to PLDT.”[3]

As we have said, Smart’s consistently excellent financial performance over the years validates PLDT’s investment. Smart is the leading mobile phone company in the Philippines today, and in 2005 contributed, as a wholly owned subsidiary, no less than 60% of PLDT’s revenues. This helped enable PLDT to generate net profits of P34.5 billion in 2005, which in turn enabled it to declare a total of P12.3 billion in dividends to holders of its common stock for that year, representing 40% of PLDT’s core earnings per share.

B. PLDT’s foreign equity levels comply with the law.

Page 10 of 18
It is apparently your “conclusion” that “First Pacific by its direct or indirect Relationship [sic] with NTT, Docomo, Larouge B.V. has Violated [sic] the Constitution and the laws when its or their Investments [sic] exceeded the 40 percent limit on public utilities.” Indeed, you have also seen fit to make the completely false and irresponsible misrepresentation that a “60% foreign ownership [of PLDT] violates [the] Constitution.”

These allegations are completely baseless and erroneous.

1. Regulators are aware of PLDT’s shareholding structure. To begin with, PLDT stresses that its shareholding structure is regularly reported to and is known to regulators such as the SEC, PSE, and the NYSE principally through the various disclosures and reports that PLDT, as a publicly listed telecom-munications company, regularly submits to them.[4]

PLDT’s Annual Report for 2005 (SEC Form 17-A)--which was filed with the SEC, submitted to the PSE, and widely disseminated to the company’s stockholders--sets forth information (as of April 17, 2006) on holders of at least 5% of the company’s common stock. These holders include:

Name of Holder of PLDT Common Stock	Nationality	Number of PLDT Common Shares Held as of April 17, 2006	% to Total Outstanding Common Stock as of April 17, 2006
PCD Nominee Corporation	Filipino[5]	71,741,717[6]	39.54%
J.P. Morgan Hong Kong Nominees Limited	Hong Kong	29,918,502	16.49%
PTIC	Filipino	26,034,263	14.35%
Metro Pacific Resources, Inc. (“MPRI”)	Filipino	17,112,534	9.43%
NTT[7]	Japanese	12,633,487	6.96%
NTT DoCoMo, Inc (“DoCoMo”)	Japanese	12,633,486	6.96%

The Annual Report indicates that there were 181,432,721 PLDT common shares outstanding as of April 17, 2006.

On the other hand, the stockholding figures in PLDT’s latest filing with the NYSE (Form 20-F, for 2005) were as of May 31, 2006.[8]

Page 11 of 18

Name of Holder of PLDT Common Stock	Citizenship	Number of PLDT Common Shares Held as of May 31, 2006	% to Total Outstanding Common Stock as of May 31, 2006
PCD Nominee Corporation	Philippine Corporation	72,125,189	39.66%
J.P. Morgan Hong Kong Nominees Limited	Hong Kong Corporation	29,921,268	16.45%
PTIC	Philippine Corporation	26,034,263	14.32%
MPRI	Philippine Corporation	17,112,534	9.41%
NTT	Japanese Corporation	12,633,487	6.95%
DoCoMo	Japanese Corporation	12,633,486	6.95%

The Form 20-F indicates that 180,789,003 PLDT common shares were outstanding as of December 31, 2005.

We wish to emphasize the following:

(a) There is no inconsistency between PLDT’s Annual Report (filed with the SEC and PSE) and its Form 20-F (filed with the NYSE). Specifically, both filings indicate that the “[c]itizenship” of the PCD Nominee Corporation is a “Philippine Corporation” because it is a juridical entity organized and existing under Philippine law. Moreover, based on the SEC filings of the PCD Nominee Corporation and the Philippine Depository Trust Corporation (“PDTC”), practically 100% of the PCD Nominee Corporation is owned by the PDTC, which in turn is at least 60% Filipino-owned. Consequently, PCD Nominee Corporation is plainly a Filipino corporation. (Contrary to the statement in your September 5 fax to Mr. Manuel V. Pangilinan, PLDT’s Form 20-F does not indicate that the PCD Nominee Corporation is “foreign” or has a 31.23% shareholding in PLDT.)

(b) PLDT does not inquire into the beneficial owners or customers of the broker-participants of the PDTC who have lodged shares with them. In fact, even the PCD’s reports to PLDT do not go beyond the list of broker-participants and their PLDT common shareholdings.

Page 12 of 18
As far as PLDT is aware, First Pacific is not the beneficial owner of all of the PLDT common shares of the “various” (foreign) persons included in the PCD Nominee Corporation. For example, although PLDT’s Annual Report and Form 20-F indicate that Larouge holds more than 8 million PLDT common shares lodged with the PCD Nominee Corporation, both of the reports also disclose that the PCD account likewise includes PLDT common shares held by an FMR Corporation, which is apparently a U.S. corporation incorporated in Bermuda. PLDT is not aware, and has no reason to believe, that FMR Corporation is a First Pacific affiliate.

In this connection, NTT and DoCoMo are also not First Pacific affiliates.

(c) It is correct that the aggregate holdings of PLDT common stock of the “various” (foreign) persons included in the PCD Nominee Corporation, J.P. Morgan Hong Kong Nominees Limited, NTT, and DoCoMo (at least as of April 17, 2006) amounted to about 61.8% of the PLDT common stock outstanding as of that date.

However, contrary to your “conclusion,” this equity level does not breach the 40% foreign ownership restriction for public utilities.

2. A corporation’s total outstanding capital stock, consisting of its common and preferred shares, is considered in determining compliance with applicable nationality restrictions. Your “conclusion” appears to be based on the misimpression that only a corporation’s common stock should be counted in computing the levels of its foreign ownership and, necessarily, in determining compliance with nationality restrictions for public utilities.

That view is incorrect. The entirety of a corporation’s outstanding capital stock--consisting of all of its common and preferred shares--must be considered, and is the correct basis, for ascertaining such ownership levels and compliance. This is clear from the following:

(a) Article XII, Section 11 of the Constitution[9] (which contains the nationality restrictions for public utilities) does not distinguish among classes of stock. The Constitution applies its foreign ownership limitation on the corporation's “capital,” without distinction as to classes of shares.

(b) Similarly, in defining “outstanding capital stock,” Section 137 of the Corporation Code[10] also does not distinguish between common and preferred shares, nor does it exclude either class of shares, in determining the outstanding capital stock (the “capital”) of a corporation.

Page 13 of 18
(c) The deliberations of the Constitutional Commission[11] (which drafted the present Constitution) confirm the foregoing view. When the Commission was deciding on the basis for computing the foreign equity limits for nationalized activities under the Constitution (including the operation of public utilities), among the concepts (and potential bases for the computation) proposed and discussed were “voting stock” and “controlling interest.” However, the deliberations show that the Constitutional Commission ultimately rejected those proposals and, instead, purposely chose to use the term “capital.” Therefore, there is no doubt that the Constitutional Commission intended for both common and preferred shares to be considered and counted in determining compliance with nationality restrictions for the ownership of the capital stock of public utilities.

(d) The SEC--the government agency primarily responsible for implementing the Corporation Code, and which is also responsible for ensuring compliance with the Constitution’s foreign equity restrictions as regards nationalized activities[12]--has categorically ruled that both common and non-voting preferred shares should be counted for purposes of computing the 60-40% Filipino-alien equity requirement for certain economic activities under the Constitution (see SEC Opinions dated April 14, 1987[13] and December 27, 1995[14]). Thus, the SEC has likewise held that foreigners can validly own more than 40% of the common shares but not more than 40% of the total outstanding capital stock which would include both common and non-voting preferred shares for purposes of Article XII, Section 11 of the Constitution (SEC Opinion dated February 15, 1988[15]). In these rulings, the SEC categorically said that the term “capital” as used in the Constitution means the sum total of the shares subscribed and paid by the shareholders, irrespective of their nomenclature or the shares’ classification as common or preferred.

3. The levels of PLDT’s foreign equity did not, and still do not, exceed the Constitution’s 40% foreign ownership limits for public utilities.

(a) Upon the implementation of the resolutions approved at the December 10, 1999 special meeting of PLDT’s stockholders, PLDT’s foreign equity comprised only approximately 12.52% of PLDT’s total outstanding capital stock (i.e., common and preferred shares).

In this connection, Smart’s filings with the SEC indicate that, when PLDT acquired Smart’s entire capital stock, Smart itself was at least 60% Filipino-owned. Therefore, PLDT’s acquisition of Smart did not breach the 40% foreign ownership restriction for public utilities.

(b) PLDT’s latest Form 20-F indicates that, as of May 31, 2006, approximately 86.31% of PLDT’s outstanding capital stock was registered in the names of Philippine persons.

Page 14 of 18

(c) The shareholding levels of certain holders of PLDT common stock as of April 17, 2006, in relation to PLDT’s total outstanding capital stock, were as follows:

Name of Holder of PLDT Common Stock	Nationality	Number of PLDT Common Shares Held as of April 17, 2006	% to Total Outstanding Common Stock as of April 17, 2006	% to Total Outstanding PLDT Shares as of April 17, 2006
PCDNominee Corporation[16]	Various Filipino	57,032,281 14,709,436	39.54%	8.0% [The % held by the “various” holders is 6.36%.]
J.P. Morgan Hong Kong Nominees Limited	Hong Kong	29,918,502	16.49%	3.34%
PTIC	Filipino	26,034,263	14.35%	2.9%
MPRI	Filipino	17,112,534	9.43%	1.91%
NTT	Japanese	12,633,487	6.96%	1.41%
NTT DoCoMo, Inc.	Japanese	12,633,486	6.96%	1.41%

Therefore, even if the Filipino nationality of PCD Nominee Corporation were to be ignored, and the PLDT common stock that PCD Nominee Corporation considers that it holds beneficially for its “various” (foreign) clients were to be deemed held by a foreign shareholder[17] still, when this is added to the holdings of J.P. Morgan Hong Kong Nominees Limited, NTT, and DoCoMo as of April 17, 2006, only 12.52% of PLDT’s total outstanding capital stock as of April 17, 2006 may be considered held by non-Filipinos.[18]

(d) In PLDT’s September 6, 2006 Foreign Ownership Monitoring Report to the PSE, PLDT advised that as of August 31, 2006, the total outstanding PLDT shares (common and preferred) amounted to 896,171,539 shares. Thus, the total number of PLDT shares that are allowed to foreigners is 358,468,615 shares (40% of 896,171,539 shares). However, the total number of PLDT shares owned by foreigners as of August 31, 2006 was only 123,349,287 shares. This is comprises only approximately 13.76% of PLDT’s total outstanding capital stock and is less than half the 40% allowed to foreigners.

Therefore, PLDT’s shareholding structure complies with the Constitution’s nationality restrictions for public utilities.

Page 15 of 18
4. Even shares denominated as non-voting have voting rights. There appears to be a misconception that only holders of common shares have voting rights and so only those holders can exercise control over a corporation; consequently, under this view, only common shares should be considered in determining compliance with nationality restrictions under the Constitution.

But this is wrong because Section 6 of the Corporation Code grants voting rights to holders of shares of a corporation on certain fundamental corporate matters[19]--notwithstanding their classification in the corporation’s articles of incorporation as non-voting. Thus, although only holders of PLDT common shares can elect the company’s directors, they clearly do not have a monopoly over the exercise of “control” over a corporation/public utility. It is therefore not surprising that the SEC in its Opinion dated April 14, 1987[20] said that even preferred non-voting shares should be included in the computation of the 60%-40% Filipino-foreign equity requirement, precisely because they are entitled to vote on the most important and fundamental corporate matters.

5. Foreign equity is determined by direct/record ownership of shares.

PLDT’s Annual Report and Form 20-F both disclose the following:

•                     First Pacific is the beneficial owner of the PLDT common shares held by PTIC[21] and MPRI.

•                     First Pacific has an economic interest of at least 24%[22] and a voting interest of at least 30%[23] in PLDT based on the PLDT common shareholdings of PTIC, MPRI, Larouge, and Semilion Enterprises, Inc.

This disclosure notwithstanding, the PLDT common shares held by PTIC and MPRI may not be considered foreign-owned.

(a) PTIC and MPRI were both incorporated under the Corporation Code and exist under Philippine law, and so are domestic corporations.

(b) More importantly, 60% of the shares in both PTIC and MPRI are held and owned of record by Philippine nationals[24], and both the Constitution and the law express the limitation on foreign ownership of nationalized businesses in terms of ownership of shares, and not of “beneficial ownership” or of “indirect” or “economic interest.” The SEC made that same declaration in its March 23, 1993 opinion.[25]

Page 16 of 18

In determining the nationality of corporations with foreign equity, the Commission En Banc, on the basis of the opinion of the Department of Justice No. 18, s. 1989, dated January 19, 1989, voted and decided to do away with the strict application/ computation of the so called “grandfather rule” (Re: Far Southeast Gold Resources, Inc. FSEGRI), and instead applied the so called “control test” method of determining corporate nationality. The method as applied in the said case states as follows:

“Shares belonging to corporations or partnerships at least 60% of the capital of which is owned by Filipino citizens shall be considered as of Philippine nationality...” (Underscoring supplied, Justice Opinion dated January 19, 1989)

Applying the above-ruling to the instant case, MEI, which is 60% Filipino owned is considered a Filipino company. Consequently, its investment in MMDC is considered that of a Filipino. Therefore, the 60% Filipino equity requirement for mining companies would still be met by MMDC ***.

Accordingly, corporations such as PTIC and MPRI[26] need only to be at least 60% Filipino-owned in order for all shares of stock belonging to them to be considered of Philippine nationality. Consequently, by the foregoing standard (i.e., the “control test” rather than the discarded grandfather rule), PTIC and MPRI are clearly Philippine nationals. Thus, their equity in PLDT should and is properly considered as belonging to Philippine nationals.[27]

C. The courts have upheld PLDT’s position and shareholding structure.

In closing, we note that the issue you have raised regarding the correct basis for determining foreign equity levels in PLDT (i.e., whether or not only common shares or the company’s entire outstanding capital stock should be considered) and, by extension, the company’s compliance with the Constitutional nationality restrictions, has already been raised before Philippine courts and this issue has already been resolved in the manner we have explained above.

Page 17 of 18
Atty. Victor C. Fernandez filed SEC Case No. 01863[28] in December 1999 against the then-PLDT Board to annul the aforementioned PLDT stockholder resolutions passed on December 10, 1999 and approving the issuance of PLDT common shares to (a) Smart’s erstwhile stockholders as consideration and in exchange for PLDT’s acquisition of Smart’s entire issued capital stock and (b) NTT, for cash. Among the petition’s grounds was that these issuances would supposedly result in PLDT’s exceeding the 40% foreign ownership restriction for public utilities because foreigners would own more than 40% of PLDT’s common stock.

The respondents-PLDT directors, citing substantially the authorities cited in this letter, pointed out that PLDT’s common and preferred shares (that is, its entire shareholding base, or “capital” to use the Constitution’s term) should both be considered in ascertaining compliance with the relevant nationality restrictions.

In a February 21, 2003 decision, the Regional Trial Court of Makati, Branch 142, upheld the PLDT Board and dismissed the petition. The court also ruled, among others, that MPRI and PTIC were Philippine nationals, and so their equity in PLDT should be considered Filipino shareholdings.

These rulings were affirmed by the Supreme Court when it dismissed Atty. Fernandez’s appeal.[29] This dismissal and, consequently, the Decision upholding PLDT’s shareholding structure as being in full compliance with the 40% foreign ownership limitation have since become final and executory.

We believe we have addressed the issues you have raised. We therefore ask that you publish both a retraction as well as the complete text of this letter with the same prominence and regularity that you gave to your baseless assertions.

Sincerely,

/s/ E. M. Lombos

E.M. Lombos

Cc: Corporate Secretary, PLDT

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: September 14, 2006

[1] A dissenting PLDT stockholder could have exercised his appraisal rights in light of the amendment to PLDT’s Articles denying pre-emptive rights in respect of the share issuance to NTT.

[2] In this connection, it has been suggested that PTIC and PHI should be dissolved to enable the government to directly own PLDT shares. This, in our view, is erroneous. PTIC and PHI presumably have creditors in addition to other shareholders. Accordingly, even if the corporations were already being liquidated, there is no basis at this time for a PHI or PTIC shareholder (even if it is the government) to claim, or to posit entitlement to, specific corporate assets such as PLDT shares.

[3] A copy of this opinion was annexed to the notice of meeting and proxy statement disseminated by PLDT for the December 10, 1999 special stockholders’ meeting.

[4] The source of the alleged stockholding figures cited in your fax is not clear to PLDT or to us.

[5] On page 6 of the Annual Report, the “[c]itizenship” of the PCD Nominee Corporation was, as in PLDT’s Form 20-F, given as “Philippine Corporation.”

[6] This number is further divided into 57,032,281 and 14,709,436 for “various” (foreign) and “Filipino” clients, respectively, of PCD Nominee Corporation for whom it claims to hold the shares beneficially.

[7] The PLDT common shares held by NTT totaled 25,266,973 (of which 12,633,486 NTT recently sold to DoCoMo) from the 12,198,462 PLDT common shares issued to NTT pursuant to its subscription for cash and 13,068,509 were issued in exchange for NTT’s Smart shares (NTT was among Smart’s erstwhile shareholders from whom PLDT acquired Smart).

[8] The Form 20-F has slight discrepancies from the Annual Report because the SEC Form 17-A figures were as of April 17, 2006, while the NYSE Form 20-F was as of May 31, 2006. PLDT’s J.P. Morgan Hong Kong Nominees Limited accounts move depending on deposits/withdrawals or lodgments/upliftments of common shares.

[9] Article XII, Section 11 provides: “No franchise, certificate, or any other form of authorization for the operation of a public utility shall be granted except to citizens of the Philippines or to corporations or associations organized under the laws of the Philippines at least sixty percentum of whose capital is owned by such citizens, nor shall such franchise, certificate or authorization be exclusive in character or for a longer period than fifty years ***” (underscoring supplied).

[10] Section 137 of the Corporation Code provides: “Outstanding capital stock defined. -- The term “outstanding capital stock”, as used in this Code, means the total shares of stock issued under binding subscription agreements to subscribers or stockholders, whether or not fully or partially paid, except treasury shares” (underscoring supplied).

[11] See III Record of the Constitutional Commission, at 269, 326-327, 357, and 582.

[12] See Corporation Code, secs. 143 and 17. Section 17, in particular, authorizes the SEC to disapprove amendments to a corporation’s articles of incorporation (such as the amendments to PLDT’s Articles related to the resolutions passed during the December 10, 1999 special stockholders’ meeting) if it (the SEC) determines that “the percentage of ownership of the capital stock to be owned by citizens of the Philippines has not been complied with as required by existing laws or the Constitution.” Obviously, the SEC did not determine that those resolutions resulted in a breach of the foreign equity restrictions for public utilities, because it approved the amendments to PLDT’s Articles on, among others, the increase of its capital stock to P9.395 billion and the denial of pre-emptive rights as regards the issuance of PLDT common shares to NTT.

[13] Addressed to Supreme Technetronic Corporation.

[14] Addressed to Joaquin Cunanan & Co.

[15] Addressed to Atty. Felipe Gozon.

[16] On page 6 of the Annual Report, the “[c]itizenship” of the PCD Nominee Corporation was, as in PLDT’s Form 20-F, given as “Philippine Corporation.”

[17] But see the discussion in item 5 below.

[18] I.e., 6.36% plus 3.34% plus 1.41% plus 1.41%, respectively, or a total of 12.52%.

[19] These matters are: (a) amendment of the articles of incorporation; (b) adoption and amendment of by-laws; (c) sale, lease, exchange, mortgage, pledge or other disposition of all or substantially all of the corporate property; (d) incurring, creating or increasing bonded indebtedness; (e) increase or decrease of capital stock; (f) merger or consolidation of the corporation with another corporation or other corporations; (g) investment of corporate funds in another corporation or business; and (h) dissolution of the corporation.

[20] Addressed to Supreme Technetronic Corporation.

[21] With respect to PLDT shares held by PTIC, only to the proportionate extent of Larouge’s and MPAH’s ownership of PTIC.

[22] 24.22% as of April 17, 2006 and 24.76% as of May 31, 2006.

[23] 30.84% as of April 17, 2006 and 31.36% as of May 31, 2006.

[24] See PTIC’S and MPRI’s latest General Information Sheets submitted to the SEC.

[25] Addressed to Mr. Francis F. How of the Natural Resources Development Corporation.

[26] And PCD Nominee Corporation, which as we have said is almost 100% owned by PDTC which is itself at least 60% Filipino-owned.

[27] But even if the PLDT common shares held by PTIC (26,034,263 shares) and MPRI (17,112,534 shares) are to be considered foreign owned, they held only 2.90% and 1.91%, respectively, of PLDT’s total outstanding capital stock as of April 17, 2006. This would mean that the foreign equity in PLDT based on its total outstanding capital stock as of that day would be 18%, which would still be less than half of the maximum 40% allowed by the Constitution.]

[28] Entitled “Victor C. Fernandez v. Antonio O. Cojuangco, et al.”

[29] In SC G.R. No. 157360.